Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                                 (303) 422-8127
                               (303) 431-1567 Fax


                                  June 24, 2011



Mr. John Cash
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:      Momentum BioFuels, Inc.
         Form 10-K for the year ended December 31, 2010 Filed April 15, 2011 File No. 0-50619

Dear Mr. Cash:

On behalf of Momentum BioFuels, Inc. (the "Company"), we are providing the following responses to the comment letter dated June 15, 2011 from the U.S. Securities and Exchange Commission (the "Commission") regarding the Annual Report on Form 10-K referenced above. The responses set forth below are numbered to correspond to the numbered comments in the Staff's comment letter, which have been reproduced here for ease of reference.

Form 10-K for the fiscal year ended December 31, 2010

Item 9A. Controls and Procedures, page 16.

1. Please amend your filing to current the date of management's assessment of your internal controls over financial reporting and to include a definitive statement regarding whether or not management concluded that internal controls over financial reporting are effective or not effective. Based on the disclosed material weakness, we assume management concluded internal controls over financial reporting are not effective. Refer to Item 308 of Regulation S-K.

         We have revised to Item 9A to include the date of assessment and management's assessment of material weakness.

Report of Independent Registered Public Accounting Firm, page F-1
-----------------------------------------------------------------

2. In the third paragraph of your auditor's report, it appears that your auditor has only expressed an opinion on your results of operations and cash flows from inception 21, 2009) through December 31, 2010. It appears to us that your auditor should also express an opinion on your results of operations and cash flows for each of the years ended December 31, 2010 and 2009. Please amend your filing to have your auditors revise their report.

         The Company's independent auditor's report have been revised in accordance with your comment to express an opinion on the Company's results of operations and cash flows for each of the years ended December 31, 2010 and 2009.

We believe that the above revisions to the amendment filed with the Securities and Exchange Commission should resolve your comments.



                                   Sincerely,

                               /s/ Michael A. Littman
                               ----------------------
                                   Michael A. Littman



MAL:kjk

Cc:      Momentum BioFuels, Inc.